SECURI 06009993 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49177

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Inter Securities, Ltd.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Front Street, Suite 3300
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart Hamlyn (415) 986-8040
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Stuart Hamlyn, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplementary information pertaining to the firm of Inter Securities, Ltd., as of and for the year ended December 31, 2005, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the 24th day of February 2006

Nancy J. Simenson

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Signature

Managing Director
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Letter of Attestation

National Futures Association
Commodity Futures Trading Commission

Ladies and Gentlemen:

WE, THE UNDERSIGNED, hereby certify that, to the best of our knowledge and belief, the accompanying Financial Report (1-FR and/or FOCUS Supplemental Schedules) for the year ended December 31, 2005, submitted pursuant to the requirements of the Commodity Futures Trading Commission and the National Futures Association presents fairly and accurately in all material respects the financial condition of:

Inter Securities, Ltd.
(Name of Firm or Corporation)

We further certify that a copy of the accompanying Financial Report (1-FR and/or FOCUS Supplemental Schedules) has been made available to each general partner (if a partnership) or to each executive officer of this corporation (if a corporation) signing below:

(Signature)

Stuart Hamlyn, Managing Director
(Typed Name and Title)

Note: This Letter of Attestation must be signed by at least two general partners or two active executive officers.

The futures commission merchant, or applicant for registration thereof, submitting this Form and its attachments and the person whose signature appears above represent that, to the best of their knowledge, all information contained therein is true, correct and complete. It is understood that all required item statements and schedules are integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted. It is further understood that any intentional misstatements or omissions of facts constitute Federal Criminal Violations (see 18 U.S.C. 1001).

Inter Securities Ltd.
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$	60,916
Due from affiliate		20,316
Security deposit		32,261
Total assets	$	113,493

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable	$	9,724
Stockholder's equity		
Common stock, $1 par value: 50,000 shares authorized, 1 share issued and outstanding		1
Additional paid-in-capital		19,999
Retained earnings		83,769
Total stockholder's equity		103,769
Total liabilities and stockholder's equity	$	113,493

See accompanying notes.